

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 29, 2009

Dr. Raymond V. Damadian
Chief Executive Officer
FONAR Corporation
110 Marcus Drive
Melville, NY 11747

      Re: **FONAR Corporation**
              Form 10-K for the fiscal year ended June 30, 2009
              Filed November 10, 2009
              File No. 000-10248

Dear Mr. Damadian:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Brian Cascio
                         Accounting Branch Chief